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                                                                 Exhibit (a)(7)

MFS Government Markets Income Trust Commences Tender Offer
Contact: John Reilly 617-954-5305

For Immediate Release

BOSTON (October 17, 2007) - MFS Government Markets Income Trust (NYSE: MGF) today commenced a cash tender offer for the Trust's common stock. The Trust is offering to purchase up to 19,249,709 shares of the outstanding common stock at a price per share equal to 99% of the net asset value per share (NAV) as of market close on the expiration date of the offer. The offer expires at midnight on November 14, 2007, unless extended. The offer is also subject to a number of conditions, including shareholder approval at the Trust's November 1 annual meeting of a proposal that would allow the Trust to borrow money for leveraging purposes.

         Over the past six months, the Trustees have taken a number of actions to address the Trust's share price discount to NAV, including changing the Trust's investment strategy to seek a higher yield from the portion of the portfolio not required to be invested in U.S. government or agency securities, approving a proposal to seek shareholder approval to allow the Trust to use leverage, and approving a level-distribution plan that took effect September 1, 2007. The Trustees believe that the tender offer will provide shareholders the opportunity to sell their shares at a price close to NAV, while permitting other shareholders who do not wish to sell to continue to have the benefits of the closed-end structure. The discount to NAV at which the tender offer is being made is expected to offset the costs associated with conducting the tender offer.

         MFS manages $202 billion in assets on behalf of more than 5 million individual and institutional investors worldwide as of June 30, 2007. The company traces its origins to 1924 and the creation of America's first mutual fund. The Trust has filed with the Securities and Exchange Commission a tender offer statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) with respect to the offer. All of these documents contain important information about the tender offer and shareholders of the Trust are urged to read them carefully before any decision is made with respect to the offer. Shareholders of the Trust can obtain a free copy of each of these documents via a link to the Securities and Exchange Commission's website on http://www.mfs.com or by calling the Trust's information agent at 1-888-605-8354. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the proxy statement are also available at no charge from the Securities and Exchange Commission website located at http://www.sec.gov. This announcement is not a prospectus, circular or representation intended for use in the purchase or sale of Trust shares. Shares of the Trust are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of the Trust involve investment risk, including possible loss of principal. For more complete information about the Trust, including risks, charges, and expenses, please see the Trust's annual and semi annual shareholder report or contact your financial adviser.